SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934




                  HINSDALE FINANCIAL CORPORATION
                         (Name of Issuer)


              COMMON STOCK, $.01 PAR VALUE PER SHARE
                  (Title of Class of Securities)


                           433413 10 1
                          (CUSIP Number)


                      Daniel R. Fusco, Esq.
                        300 North Lasalle
                            Suite 900
                        Chicago, IL  60610
                          (312) 464-3500
            (Name, Address, Telephone number of Person
        Authorized to Receive Notices and Communications)



                          August 2, 1996
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.   [ ]

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                  (Continued on following pages)
                        Page 1 of 8 Pages

CUSIP NO. 433413 10 1                           Page 2 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Liberty Bancorp, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC AF BK

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
     ITEMS 2(D) OR 2(e)                                       [ ]

     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER

     535,340

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER

     0

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER

     535,340

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     535,340

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%

14.  TYPE OF REPORTING PERSON

     HC CO

CUSIP NO. 433413 10 1                           Page 3 of 8 Pages

Item 1.  Security and Issuer

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.01 par value per share ("Common Stock"), of Hinsdale Financial Corporation (the "Issuer" or "Hinsdale"). The address of the Issuer's principal executive office is One Grant Square, Hinsdale, Illinois 60521. Based upon the Issuer's Form 10-Q for the quarter ended June 30, 1996, the Issuer has outstanding 2,690,155 shares of Common Stock and no shares of Preferred Stock.

Item 2.  Identity and Background

     (a)-(c) This Schedule is filed on behalf of Liberty Bancorp, Inc. (the "Company" or "Liberty"). The Company's principal business is to be the holding company for Liberty Federal Savings Bank, a federally-chartered savings bank offering a variety of loan and deposit products to the communities it serves in the commuities of Chicago, Glenview and Morton Grove, Illinois. The address of the Company's principal executive office is 5700 N. Lincoln Avenue, Chicago, Illinois 60659.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):


                              Principal Occupation or
        Name                  Employment and Address

Edward J. Burns               Chairman
                              Liberty Bancorp, Inc.
                              Liberty Federal Savings Bank
                              c/o 5700 N Lincoln Avenue
                              Chicago, Illinois  60659

Whit G. Hughes                Chairman
                              Hughes Enterprises, Inc.
                              c/o 5700 N Lincoln Avenue
                              Chicago, Illinois  60659

H. Verne Loeppert             President and Chief Executive
                               Officer
                              CDV Corporation
                              c/o 5700 N Lincoln Avenue
                              Chicago, Illinois  60659

David D. Mill                 Dentist
                              c/o 5700 N Lincoln Avenue
                              Chicago, Illinois  60659

Frederic G. Novy              President and Chief Executive
                               Officer
                              Liberty Bancorp, Inc.
                              Liberty Federal Savings Bank
                              c/o 5700 N Lincoln Avenue
                              Chicago, Illinois  60659

William C. O'Donnell          President
                              ODON Communications Group
                              c/o 5700 N Lincoln Avenue
                              Chicago, Illinois  60659

Vernon B. Thomas, Jr.         Attorney
                              c/o 5700 N Lincoln Avenue
                              Chicago, Illinois  60659

CUSIP NO. 433413 10 1                           Page 4 of 8 Pages

(d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding
     (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

     The source of funds to be used by Liberty in making a purchase of shares of common stock of Hinsdale, upon exercise of the Option (defined in Item 4 hereof) to which this Schedule 13-D relates, if and to the extent the Option is exercised, will be either cash on hand at Liberty, dividends from Liberty Federal Savings Bank and/or non-bank subsidiaries of Liberty, a loan from an unaffiliated bank or other financial service company, or other borrowings. Liberty has not made, as of the date hereof, any definitive plans or arrangements regarding the source of such funds.

     Assuming the number of shares of Hinsdale common stock remains unchanged from the number issued and outstanding on August 2, 1996 (i.e., 2,690,155 Shares), the exercise price of the Option in full at an Option Price (defined in Item 4 hereof) of $23.25 per share, will result in the purchase of 535,340 shares for an aggregate purchase price of $12,446,655.

Item 4.  Purpose of Transaction

     On August 2, 1996, Hinsdale and Liberty entered into a Stock Option Agreement (the "Stock Option Agreement") in which Hinsdale granted to Liberty the option (the "Option") (under certain circumstances, described in this Item 4) to purchase up to 535,340 shares of Hinsdale common stock at an exercise price of $23.25 per share. The option was granted in connection with the execution by Hinsdale and Liberty of a definitive Agreement and Plan of Merger dated as of August 2, 1996 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein. The Merger Agreement provides for the merger of Liberty with and into Hinsdale (the "Merger"), resulting in a surviving company to be known as Alliance Bancorp, Inc. ("Alliance"). Upon consummation of the Merger, the registration of Liberty common stock under Section 12(g) of the Securities Exchange Act of 1934 will be terminated. At Closing, or as soon thereafter as practicable, Liberty Federal Savings Bank, a wholly-owned subsidiary of Liberty and a federal savings bank ("Liberty Federal"), will merge with and into Hinsdale Federal Bank for Savings, with Hinsdale Federal surviving the merger (the "Bank Merger") and operating under the name "Liberty Federal Bank."

     Liberty required Hinsdale to grant the Option as a condition to Liberty entering into the Merger Agreement for the purpose of
(i) increasing the likelihood that the Merger and the Bank Merger will be completed and (ii) providing some measure of compensation to Liberty for loss of the benefits expected from the Merger and/or loss of the opportunity to explore other transactions while the Merger is pending, in the event that a third party acquires control of Hinsdale. The Option is exercisable only upon the occurrence of certain events that would jeopardize completion of the Merger, none of which has occurred as of the date hereof. The Option is exerciseable, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined). An Initial Triggering Event is defined as follows:

     (i) Hinsdale or any of its Subsidiaries (each an "Hinsdale Subsidiary"), without having received Liberty's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, and the rules and regulations thereunder (the "1934 Act")) other than Liberty or any of its Subsidiaries (each a "Liberty Subsidiary"). For purposes of the Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Hinsdale or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of

CUSIP NO. 433413 10 1                           Page 5 of 8 Pages

Hinsdale, (y) a purchase, lease or other acquisition of all or substantially all of the assets of Hinsdale or any Significant Subsidiary of Hinsdale, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 25% or more of the voting power of Hinsdale or any Significant Subsidiary of Hinsdale, provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only Hinsdale and/or Hinsdale Subsidiaries;

     (ii) (A) Any person other than Liberty, or any Liberty Subsidiary, or any Hinsdale Subsidiary acting in a fiduciary capacity (collectively, "Excluded Persons"), alone or together with such person's affiliates and associates (as such terms are defined in Rule 12b-2 under the 1934 Act) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 25% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder) or (B) any group (as such term is defined in Section 13(d)(3) of the 1934 Act), other than a group of which only Excluded Persons are members, shall have been formed that beneficially owns 25% or more of the shares of Common Stock then outstanding;

     (iii) Any person other than Liberty or any Liberty Subsidiary shall have made a bona fide proposal to Hinsdale or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to (A) engage in an Acquisition Transaction or (B) commence a tender or exchange offer the consummation of which would result in such person acquiring beneficial ownership of securities representing 25% or more of Hinsdale's voting power;

     (iv) The Board of Directors of Hinsdale shall have failed to recommend to its stockholders the adoption of the Merger Agreement or shall have withdrawn, modified or changed its recommendation in a manner adverse to Liberty;

     (v) After a proposal is made by a third party (other than an Excluded Person) to Hinsdale to engage in an Acquisition Transaction, Hinsdale shall have intentionally and knowingly breached any representation, warranty, covenant or agreement contained in the Merger Agreement and such breach (x) would entitle Liberty to terminate the Merger Agreement pursuant to Section 4.4(e) therein (without regard to any grace period provided for therein) and (y) shall not have been cured prior to the date Hinsdale sends to Liberty a written notice indicating that it wishes to exercise the Option (the "Notice Date"); or

     (vi) Any person other than Liberty or any Liberty Subsidiary, other than in connection with a transaction to which Liberty has given its prior written consent, shall have filed an application or notice with the Office of Thrift Supervision ("OTS") or other federal or state bank regulatory authority, for approval to engage in an Acquisition Transaction.

     A "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date of the Merger Agreement.

     (i)  The acquisition by any person other than an Excluded
Person (as defined) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

     (ii) The occurrence of the Initial Triggering Event described in (i) above.

     Additionally, at the request of Liberty at any time commencing upon the first occurrence of a Repurchase Event (as defined) and ending 12 months immediately thereafter, Hinsdale shall repurchase from Liberty (i) the Option and (ii) all shares of Hinsdale Common Stock purchased by Liberty pursuant hereto with respect to which Liberty then has beneficial ownership. The date on which Liberty exercises its rights under this section is referred to as the "Request Date". Such repurchase shall be at an aggregate price (the "Repurchase Consideration") equal to the sum of:

           (i) the aggregate Option Price paid by Liberty for any shares of Hinsdale Common Stock acquired pursuant to the Option with respect to which Liberty then has beneficial ownership;

CUSIP NO. 433413 10 1                           Page 6 of 8 Pages

           (ii) the excess, if any, of (x) the Applicable Price (as defined) for each share of Common Stock over (y) the Option Price
(subject to adjustment) multiplied by the number of shares of Common Stock with respect to which the Option has not been exercised; and

         (iii) the excess, if any, of the Applicable Price over the Option Price (subject to adjustment pursuant to Sections 1 and 5) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Liberty for each share of Common Stock with respect to which the Option has been exercised and with respect to which Liberty then has beneficial ownership, multiplied by the number of such shares.

         If Liberty exercises its rights, Hinsdale shall, within 10 business days after the Request Date, pay the Repurchase Consideration to Liberty in immediately available funds, and contemporaneously with such payment, Liberty shall surrender to Hinsdale the Option and the certificates evidencing the shares of Common Stock purchased thereunder with respect to which Liberty then has beneficial ownership, and Liberty shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens. Notwithstanding the foregoing, to the extent that prior notification to or approval of any federal or state regulatory authority is required in connection with the payment of all or any portion of the Repurchase Consideration, Liberty shall have the ongoing option to revoke its request for repurchase pursuant to this section, in whole or in part, or to require that Hinsdale deliver from time to time that portion of the Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If any federal or state regulatory authority disapproves of any part of Hinsdale's proposed repurchase pursuant to this section, Hinsdale shall promptly give notice of such fact to Liberty. If any federal or state regulatory authority prohibits the repurchase in part but not in whole, then Liberty shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by such regulatory authority, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Liberty shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made and the number of shares covered by the portion of the Option (if any) that has been repurchased. Liberty shall notify Hinsdale of its determination under the preceding sentence within five (5) business days of receipt of notice of disapproval of the repurchase.

     A "Repurchase Event" shall occur if (i) any person (other than Liberty or any Liberty subsidiary) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined

CUSIP NO. 433413 10 1                           Page 7 of 8 Pages

under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of Hinsdale Common Stock, or
(ii) any of the transactions described in Section 7(a)(i), 7(a)(ii) or 7(a)(iii) of the Stock Option Agreement shall be consummated.

     The Stock Option Agreement provides that it will terminate upon completion of the transactions contemplated by the Merger
Agreement.

     The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the text of such Stock Option Agreement which is incorporated herein by reference and attached hereto as Exhibit 2.

Item 5.  Interest in Securities of the Issuer

     (a) As of August 2, 1996, the Company directly and beneficially owned 535,340 shares of the Issuer's Common Stock, which represented 19.9% of the issued and outstanding shares of Common Stock on such date.

     (b) The Company has the sole power to vote and the sole power to dispose of the 535,340 shares of Common Stock owned by it.

     (c) There were no transactions in the common stock of Hinsdale effected by Liberty or any person identified in Item 2(a)-(c) above during the sixty days preceding the date of this Schedule
13-D.

     (d) No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the Merger Agreement and the Stock Option
Agreement, neither Hinsdale nor any person identified in Item 2(a)-(c) above is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

     Exhibit 2, Agreement and Plan of Merger, dated as of August 2, 1996 between Hinsdale Financial Corporation and Liberty
     Bancorp, Inc.

     Stock Option Agreement, dated August 2, 1996, between Hinsdale Financial Corporation and Liberty Bancorp, Inc. (attached as
     Exhibit B to the Agreement and Plan of Merger, which is attached hereto as Exhibit 2).

CUSIP NO. 433413 10 1                           Page 8 of 8 Pages
                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                   LIBERTY BANCORP, INC.


                                   By:(s) Frederic G. Novy
                                      Frederic G. Novy
                                      President and Chief
                                       Executive Officer


Date:  August 12, 1996